As filed with the Securities and Exchange Commission on December 19, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Neophotonics Corporation

(Exact name of registrant as specified in its charter)

Delaware	3674	94-3253730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2911 Zanker Road

San Jose, California 95134

(408) 232-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Jenks

Chief Executive Officer

NeoPhotonics Corporation

2911 Zanker Road

San Jose, California 95134

(408) 232-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John H. Sellers Brett D. White Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Stanton D. Wong Heidi E. Mayon Pillsbury Winthrop Shaw Pittman LLP P.O. Box 2824 San Francisco, California 94126 (415) 983-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, par value $0.0025 per share	$37,950,000	$4,410

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have an option to purchase.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on a bona fide estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor are we seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2014

PRELIMINARY PROSPECTUS

                 Shares

NeoPhotonics Corporation

Common Stock

We are offering                  shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “NPTN.” On December 18, 2014, the last reported sale price for our common stock on the New York Stock Exchange was $3.50 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds, Before Expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to                  shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

We anticipate that delivery of the shares of common stock will be made on or about                     , 2015.

Sole Book-Running Manager

Needham & Company

Co-Manager

Craig-Hallum Capital Group

The date of this prospectus is                     , 2015.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission (SEC) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.

This prospectus and the documents incorporated by reference in this prospectus contain market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented or incorporated by reference in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

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CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“3G” refers to third-generation wireless architecture;

•	“4G” refers to fourth-generation wireless architecture;

•	“10G” refers to 10 Gbps;

•	“100G products” collectively refers to all products sold by us designed for use at 100Gbps (“100G”), 40Gbps (“40G”) and beyond 100G data rates. Our products designed for use at 40G comprised less than 1% of our total revenue and approximately 2% of our revenue from high speed products in the nine months ended September 30, 2014 and revenue from such products has declined over the past two years from approximately 7% of our total revenue and approximately 29% of our revenue from high speed products in the nine months ended September 30, 2012. Some customers may use components designed for use at 100G at lower speeds. Our 100G products include both coherent transmission products and 100G network products that are not coherent;

•	“III-V compound semiconductors” refers to compound semiconductor materials made from group III and group V elements of the periodic table, such as Indium Phosphide and Gallium Arsenide;

•	“Access” refers to the portion of the telecommunications network that connects subscribers to their carriers network;

•	“Advanced Hybrid Photonic Integration” refers to state-of-the-art integration of multi-platform materials and devices;

•	“CDC” refers to Colorless, Directionless, and Contentionless;

•	“CFP”, “CFP2” and “CFP4” refer to 100G form-factor modules that are pluggable into standard industry interfaces for switches, routers and other telecommunications equipment;

•	“China” refers to the People’s Republic of China;

•	“Coherent” refers to optical transmission systems that encode information in the phase of an optical signal and decode such information through comparison with an independent laser at the receiver and digital signal processing;

•	“Contentionless” refers to the ability to switch two or more channels of the same wavelength or color from different directions through the same switch, such as a Multi-Cast Switch (MCS);

•	“design win” refers to a confirmation by a customer that a product or group of products may be used as part of a customer’s product and we have a purchase order for such products;

•	“Drop Modules” refers to wavelength multiplexer modules;

•	“EML” refers to Externally Modulated Laser;

•	“Gbps” refers to gigabits per second;

•	“ICR” refers to Integrated Coherent Receiver;

•	“ICT” refers to Integrated Coherent Transmitter;

•	“ITLA” refers to Integrable Tunable Laser Assembly;

•	“Long Haul” refers to fiber optic communications between central offices in different cities, where distances range from a few hundred to two thousand kilometers;

•	“LTE” refers to Long-Term Evolution wireless architecture;

•	“Metro” refers to fiber optic communications between central offices within and around cities, with distances up to a few hundred kilometers;

•	“MCS” refers to Multi-Cast Switch;

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•	“MPEG-2” refers to the Moving Picture Experts Group standard for compressed coding of moving pictures and associated audio information;

•	“NLW” refers to Narrow Line Width;

•	“petabytes” refers to one million billion bytes;

•	“PIC” refers to Photonic Integrated Circuit;

•	“PLC” refers to Planar Lightwave Circuit;

•	“PON” refers to a Passive Optical Network;

•	“QSFP” refers to 40G and 100G Quad Small Form-factor modules that are pluggable into standard industry interfaces for switches, routers and other telecommunications equipment;

•	“ROADM” refers to Reconfigurable Optical Add Drop Multiplexer;

•	“SFP+” refers to 10G Small Form-factor modules that are pluggable into standard industry interfaces for switches, routers and other telecommunications equipment;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“WDM” refers to Wavelength-Division Multiplexing and is a technology that combines multiple channels onto a single fiber using different wavelengths, or colors, of light;

•	“well-characterized” refers to the ability to predict the outcome of manufacturing processes based upon known statistics of various manufacturing inputs; and

•	“WSS” refers to Wavelength Selective Switch.

Unless the context indicates otherwise, we use the terms “NeoPhotonics,” “we,” “us,” “our” and “the Company” in this prospectus to refer to NeoPhotonics Corporation and, where appropriate, its subsidiaries.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus and in the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information contained in or incorporated by reference in this prospectus, including the information contained under the heading “Risk Factors” beginning on page 21 of this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering.

Business Overview

We develop, manufacture and sell optoelectronic products that transmit, receive and switch high speed digital optical signals for communications networks. The percentage of our total revenue derived from our high speed products (100G and beyond) increased to 45% in the three months ended September 30, 2014, from 4% in the three months ended September 30, 2011, reaching $37.1 million of revenue in the three months ended September 30, 2014. We have recently agreed to acquire EMCORE Corporation’s ultra narrow line width laser product lines to add to our 100G product offerings. We also produce active and passive optoelectronic products for lower speed networks, including Access and 10G networks.

Our 100G and beyond products require our Advanced Hybrid Photonic Integration technology. We produce photonic integrated circuits (PICs) that comprise both arrayed and individual photonic functional elements using optimized materials systems and processes from our in-house Silicon, Indium Phosphide and Gallium Arsenide wafer fabrication. These individual PICs from different materials are then combined using our hybrid integration technology to make complete products, such as our Integrated Coherent Receiver (ICR) for 100G coherent transport applications.

According to Infonetics Research, Inc. (Infonetics), 100G networks are among the highest growth segments of the optical communications market, supporting the rapid expansion of backbone networks and accommodating increased mobile traffic. The high speed 100G and beyond market, which requires advanced photonic integration technology, is the core focus of our strategy.

Our Advanced Hybrid Photonic Integration technology progressively increases performance, reduces cost and reduces size of our products. These cost reductions and performance increases are required for the growth of network capacity.

As we penetrate the rapidly growing 100G market, we are reducing our product offerings for slower speeds that do not meet our profitability standards. We continually seek to drive down our cost of goods, and are implementing initiatives designed to reduce our infrastructure and operating expenses and to strengthen our balance sheet.

We sell our products to the world’s leading network equipment manufacturers, including Alcatel-Lucent SA, Ciena Corporation, Cisco Systems, Inc., and Huawei Technologies Co., Ltd. These four companies are among our largest customers and a focus of our strategy due to their leading market positions. According to Infonetics, these four companies supplied 70% of the 2013 world market for 100G coherent communications ports. These four companies accounted for 67% of our revenue in the nine months ended September 30, 2014.

We have research and development and wafer fabrication facilities in San Jose and Fremont, California and in Tokyo, Japan that coordinate with our research and development and manufacturing facilities in Dongguan, Shenzhen and Wuhan, China and Ottawa, Canada. We use proprietary design tools and design-for-manufacturing techniques to align our design process with our precision nanoscale, vertically integrated manufacturing and testing. We believe we are one of the highest volume PIC manufacturers in the world and that we can further expand our manufacturing capacity to meet market needs.

In October 2011, we acquired Santur Corporation (Santur), a leading producer of tunable lasers and of 100G transceiver modules. Santur’s capabilities included array DFB (distributed feedback) lasers, silicon photonics and photonic integration of such active elements as lasers, modulators and photodiodes.

In March 2013, we acquired the optical component business unit of LAPIS Semiconductor Co., Ltd., located in Japan, now known as NeoPhotonics Semiconductor, which is a leading producer of high performance communications lasers, photodiodes and optical control electronic devices. NeoPhotonics Semiconductor was built over 30 years as part of OKI Electric, and earned a reputation as a leading developer and supplier of the highest speed optoelectronic devices. This business produces high speed EML lasers and photodiodes from Indium Phosphide, and semiconductor drivers and high sensitivity amplifiers from Gallium Arsenide.

In October 2014, we entered into an agreement with EMCORE Corporation (EMCORE) to acquire certain assets and assume certain liabilities of EMCORE’s tunable laser and transceiver product lines. We expect to complete this transaction by early January 2015, subject to customary closing conditions. We anticipate strong complementarity between EMCORE’s leading ultra narrow linewidth tunable lasers for the industry’s highest speed applications and our highest speed and most sensitive receiver products at speeds of 400G and beyond.

We believe our technology is well positioned to serve the highest speed and most demanding applications. These three acquisitions, together with other internal developments, and acquisitions conducted prior to 2011, continue our path spanning more than ten years to develop complete Advanced Hybrid Photonic Integration capabilities.

Industry Background

The realm of communications, having become almost entirely digital, has moved from electronic signals over copper wire to optical signals over thin glass fibers, which achieves the speed and capacity necessary for the current and future communications market.

Increasingly, the most ubiquitous data link to users is via mobile devices through broadband wireless access. Smartphones now incorporate the most sophisticated and powerful applications which were developed at great cost over the last four decades for consumer electronics. Originally priced in the $100s, or $1,000s or $10,000s for earlier computing platforms, these applications, when migrated onto smartphones, are usually priced at cents to a few dollars per application. As cost performance has improved for applications by many orders of magnitude over the four decades since the introduction of the personal computer, so too has end user hardware advanced many orders of magnitude in cost performance, while network data rates have also increased a comparable magnitude.

The new era of connectedness is increasingly universal and demands that the capacity of the digital communications networks must increase exponentially. Smartphones have emerged as the vehicle connecting the entire digital world, with more than one billion current smartphone users. Not only are more people connected to the mobile web, they are connecting at increasingly higher data rates requiring higher bandwidths. Wireless network deployments have progressed from second generation (2G) to third generation (3G) to fourth generation (4G/LTE) and can now provide end-user download speeds approaching 50 megabits per second. Fiber to the Home (FTTH) connections have also continued apace, with more than 100 million homes receiving such service, according to the FTTH Council, and with download speeds reaching as high as 1 Gbps.

Industry Growth Dynamics

The revolution in the power of low cost computing devices is associated with Moore’s Law, referring to an observation made by Intel co-founder Gordon Moore in 1965 that the number of transistors per square inch on integrated circuits had doubled every two years since their invention and a prediction that this trend would continue. In the domain of optical communications, a similar revolution, progressing at a similar rate, is driven by the increased speed, smaller size and lower cost achieved by photonic integration.

Bandwidth capacity of communications networks continues to expand at a rapid rate. According to Infonetics, total deployed telecom bandwidth capacity will grow at a compound annual growth rate of 32% from 2013 to 2018, reaching more than 50 petabytes per second in 2018. According to Infonetics, total deployed datacenter bandwidth capacity is expected to grow even faster, at a compound annual growth rate of 44% from 2013 to 2018 and reaching more than 900 petabytes per second in 2018.

According to Infonetics, datacom 100G transceiver revenue is projected to grow at a 29% compound annual growth rate from 2013 to 2018, reaching $1 billion in 2018. In contrast, revenue from slower speed products such as 10G datacom transceivers is forecast to grow at only a 2% compound annual growth rate from 2013 to 2018.

Revenue for 100G related telecom deployments in 2013 was approximately $1.9 billion representing 20% of all Wavelength Division Multiplexing (WDM) systems spending, according to Infonetics. The WDM 100G segment grew 207% in 2013 versus 2012. Slower speed segments such as 10G WDM declined 6.9% in 2013 versus 2012. According to Infonetics, overall optical network equipment spending in 2013 was approximately $12 billion.

Digital Optical Communications Market Structure

The digital optical communications market has two main sectors, telecom and datacom. The telecom sector includes the global backbone of Long Haul and Metro communications. It also includes local access links to end users. Telecom, with its historical background as a public utility, is driven by reliability, telecom communications protocols and standards, and the long life of its infrastructure capital investment. The service life objective for products used in telecom infrastructure historically has been 20 years.

The Long Haul telecom sector is the first adopter of the highest speed and most advanced communication links, which migrate over time into the Metro sector as costs are reduced such that they are economical in the shorter Metro network links, with its commensurate lower traffic densities prior to aggregation for Long Haul transport.

The datacom market can be described primarily as an “enterprise” market, in contrast to the historical public utility nature of the telecom market. In addition to the broad enterprise market, datacom also includes data centers and infrastructure for cloud based services. Companies, including Amazon, Apple, Facebook, Google and Microsoft, are increasing investments in very large datacenters as they implement cloud-based “big data” services that can be crowd-sourced and crowd-distributed, and that utilize machine-to-machine and inter-datacenter transactions to power the mobile web. Such very large datacenters are an emerging high growth market for “big pipes” using dedicated 100G and beyond digital optical connections from datacenter to datacenter, datacenter to telecommunications carrier and within datacenters.

Generations of hardware installations for datacom, such as server farms and “big data” network storage facilities, have relatively short lives, typically about five years, as computing and storage technology advances rapidly. Therefore, the datacom market for optoelectronic devices generates more rapid changes in form factors, energy efficiency and compactness than the telecom market.

The datacom market is often the most cost sensitive sector of digital optical communications, and therefore it begins to adopt leading edge speeds after those speeds penetrate the Metro sector of the telecom market segment.

From this market structure, it can be concluded that a technology leader must achieve a leadership position in the Long Haul telecom sector as the basis for commercializing the most advanced technology.

Digital Optical Communications Network Equipment

The structure of the industry that supplies the network equipment for the telecom digital optical communications network has largely concentrated down to nine leading vendors: Alcatel-Lucent, Ciena, Cisco, Coriant (including Tellabs, which was acquired by Coriant in 2013), Fujitsu Limited, Huawei, Infinera, NEC and ZTE. These nine companies together in 2013 comprised approximately 84.5% of the digital optical communications equipment market, according to Infonetics.

Major suppliers of network equipment to the datacom market include Alcatel-Lucent, Brocade, Cisco, Huawei and Juniper. At the optical module and component level, Avago, Finisar and Sumitomo Device Innovations are leading suppliers. Some of the largest investors in datacenters, for example, Google, are beginning to design and source their own generic optical network equipment from Asia-based OEMs. While the speeds for most of the datacom market today are at 10G, a fast growing 100G module market is emerging that provides “big pipes” for datacenters.

A single optical fiber can carry nearly 100 individual wavelengths (colors), each of which can now support 100 gigabits per second of capacity. Each of these wavelengths requires a 100G transmitter and receiver, which can be tuned to any of the 100 separate channels. Thus, using 100G coherent technology and industry standard compression (MPEG-2), a single fiber can carry approximately 500,000 individual high definition full motion movies simultaneously over one fiber.

The main photonic modules required for digital optical communications are transmitters, receivers and, where the network is branched, optical switches. Transmitters and receivers are often combined into single modules which are called transceivers. At the high end, such as Long Haul, a transmitter and receiver can be paired and combined with signal processing electronics to error correct and restore degradation which affects the signal after traveling long distances, in which case the unit is referred to as a transponder. According to Infonetics, the market in 2014 for 100G coherent transponders, and for shorter distance client 100G transceivers, was approximately $600 million. For high speeds each of these product types requires photonic integration at the most advanced and complete level.

Switching products, which switch different colors, or signal channels, down different branches of the network, have thus far been Reconfigurable Optical Add/Drop Multiplexers (ROADMs) consisting of Wavelength Selective Switches (WSSs). For 100G coherent networks, a new type of optical switch, the Multi-Cast Switch (MCS), has been developed and introduced to eliminate contention in 100G coherent switching. This type of switch is Colorless, Directionless, Contentionless (CDC), and its function is optimized for 100G coherent networks.

Digital Optical Communications Technology Background

Advances in cost performance in photonic integration have followed a path that has been similar to electronic integrated circuits.

The main objectives for technology advances in electronic digital integrated circuits and in integrated optical digital devices are similar, and are based on the drive towards lower cost and higher performance. In integrated optics these main objectives also include higher speed, lower power, smaller or denser form factor, and lower cost.

In both electronics and optics these objectives require ever increasing integration and miniaturization. In optics, however, advanced hybrid integration is required for the highest performance products. Hybrid integration for digital optical devices incorporates multiple types of materials substrates, rather than just one, as in silicon, for an electronic integrated circuit.

Complete advanced photonics integration capability requires at least three materials substrate systems: Indium Phosphide for active devices such as lasers, photodiode detectors, modulators, and amplifiers; Silicon or planar doped silicon dioxide (silica) for wave guides, filters, interferometers and other passive devices; and Gallium Arsenide or Silicon Germanium for drivers and control functions at the speeds necessary for 100G. The integration of more than one material substrate is called hybrid integration, and Advanced Hybrid Photonic Integration enables products in the 100G and beyond domain.

Advent of Coherent Transmission

The recent advent of coherent digital optical transmission has increased the native capacity of a fiber optic link tenfold, versus a transmission modulation of simple on/off such as in 10G WDM networks. Coherent transmission modulation encodes information via phase and polarization, and the permutations of these variables are many times greater than on/off.

To create a detectable error-free signal in the coherent modality requires that each color (wavelength) transmitted be much purer than for lower speed protocols. The primary enabler of ultra-narrow line width (NLW), that is, ultra pure color, is a new generation of the most advanced lasers. These NLW lasers must be paired with a new generation of receivers that decode phase and polarization through comparison with another NLW laser in a PIC-interferometer. Ultra-narrow line width lasers are built on Indium Phosphide substrates while the receivers utilize a Silicon or Indium Phosphide interferometer and Indium Phosphide photo detectors.

These 100G coherent optical transmission devices require tighter tolerances of material thickness and other critical dimensions than do components operating at 10G. For 100G, a new generation of technologies, including faster Gallium Arsenide drivers, is required to suitably process transmission signals in both the laser transmitter or the detector and receiver. We believe we have well established and characterized the full range of laser and detector technologies required for implementing 100G coherent, a capability that we believe is held by only a few companies.

Our Advanced Hybrid Photonic Integration Platform

We believe we have developed or acquired all necessary capabilities required for producing high performance Advanced Hybrid Photonic Integrated optoelectronic devices for the most stringent performance requirements and operating conditions. Our multi-material platform leverages:

Indium Phosphide (InP): Indium Phosphide is used to produce efficient lasers, sensitive photo detectors and modulators in the wavelength window typically used for telecommunications, i.e. 1.55 micron wavelengths, as it is a direct bandgap III-V compound semiconductor material. InP is the most important material for the generation of laser signals and the detection and conversion of those signals back to electronic form.

Silicon (Silicon Photonics or Planar Lightwave Circuits): Silicon is a very inefficient in generating or detecting light in the telecom wavelength window as it is an indirect bandgap semiconductor material. Consequently, waveguides of Silicon or doped silicon dioxide (silica) exhibit very low optical loss and are ideal for switching, filtering or interferometric applications. Modulators using Silicon waveguides are now being developed.

Gallium Arsenide (GaAs): Gallium Arsenide can operate at very high speeds and is well suited to make analog integrated circuit drivers for high speed lasers and modulators due to its high electron mobility. GaAs is a direct bandgap III-V compound semiconductor material, but unlike InP, GaAs does not lase in the telecom wavelength window.

Silicon Germanium (SiGe): Silicon Germanium is an alloy of Silicon and Germanium that is used to manufacture mixed signal and analog integrated circuits and is well suited for high speed amplifiers used in 100G systems. SiGe devices are made using standard silicon processing techniques in commercial foundries.

We have developed design, integration and manufacturing approaches and techniques to produce advanced, high speed integrated solutions leveraging each of these in-house materials technology platforms.

Hybrid Photonic Integration

Products	Indium Phosphide	Silicon/Silica	Gallium Arsenide/Silicon Germanium
Integrated Coherent Receiver	✓	✓	✓

Integrated Coherent Transmitter	✓	✓	✓

100G Transceiver	✓	✓	✓

Multi-Cast Switch	✓	✓	✓

Narrow Line Width Tunable Laser	✓

100G EML Lasers/Photodiodes	✓

Our Strategy

•	Continue innovating to develop industry-leading comprehensive technology for Advanced Hybrid Photonic Integration. Over the past three years, we have strengthened our technology platforms for comprehensive advanced photonic integration, in part from acquisitions and in part from internally funded development. We expect to continue to combine our mixed platform approach to design and produce the highest performance optical signal processing solutions.

•	Capture major customer share for the most advanced modules and components at the top suppliers of state of the art network equipment. We intend to deepen our relationships with our strategic customers by increasing design wins in their systems, including Alcatel-Lucent, Ciena and Huawei Technologies and certain others, which are market leaders in 100G coherent systems.

•	Offer a complete optoelectronic product line for 100G and beyond for leading edge telecom and datacom market segments. We expect to continue to introduce Coherent Transmitter products that are optimized for the highest speeds and introduce Multi-Cast Switches so that our product line will include each of the major types of the most advanced products.

•	Attain sustained profitability as a leading supplier of advanced optoelectronic products. We intend to provide state of the art products to industry leading customers to advance our goal of achieving continuous improvement in operating performance, profitability and growth.

•	Focus on high growth segments that leverage our leadership in Advanced Hybrid Photonic Integration and that contribute to our profitable growth. We plan to continue to develop our products and solutions to capture new opportunities, such as emerging 100G connections in both carrier networks and within and between large datacenters.

•	Extend our product line into additional segments of the network that will benefit from ultra-high speed performance. We intend to penetrate the emerging market for 100G connections both within and between mega-datacenters. In this segment we are targeting major users and builders of datacenters and datacenter equipment, such as Amazon, Apple, Facebook, Google and Microsoft, as they develop some of their own network equipment. We believe our technology and product line is well positioned to penetrate this market.

•	Pursue acquisitions that extend our leadership position in advanced optoelectronic integration. We may opportunistically pursue acquisitions that we believe provide complementary technology and that can accelerate our growth and strengthen our market position.

Our Technology

We have developed expertise in the design, large-scale fabrication, high-volume module manufacturing and commercial deployment of our Advanced Hybrid Photonic Integration products and technologies. The process of designing and manufacturing advanced optoelectronic integrated devices in high volume with predictable, well-characterized performance and low manufacturing costs is complex and multi-faceted. We have developed the technologies, using multiple materials platforms for photonic integration, that are required to design and manufacture complex, high-performance optoelectronic components, modules and subsystems for fiber optic networks. The basic elements of our technology are as follows:

Mixed-material platform and optoelectronic integration technology. We utilize a set of proprietary integration platforms that provide optoelectronic functionality on silicon and other integrated compound semiconductor substrates including Indium Phosphide, Gallium Arsenide and Silicon Germanium and integrated combinations of these platforms. We utilize micron and sub-micron scale structures of multiple silicon dioxide and Indium Phosphide waveguides to fabricate optoelectronic functional elements such as lasers, detectors, modulators, interferometers, integrated optical filters, switches and variable attenuators. We integrate these functional design elements into optoelectronic devices to achieve a desired functionality and specification that is incorporated into our products. Similarly, we use Gallium Arsenide and Silicon Germanium integration platforms for drivers, amplifiers and related high-speed electronic control functions for our integrated optoelectronic devices.

Advanced Hybrid Photonic Integration. Through precise fabrication and positioning of physical features, we can integrate numerous different optoelectronic devices, which are fabricated on separate wafers from different semiconductor and related materials, matching the material to the function to create improved performance by using the highest performance elements of each type. For example, our hybrid integration allows us to integrate active devices, such as photodiodes or lasers fabricated using Indium Phosphide, with high-performance passive devices, such as interferometers, switches, routers and filters, fabricated on silicon, and to mate electronic amplifiers made with Silicon Germanium or drivers made with Gallium Arsenide directly to optical elements made with Silicon or Indium Phosphide.

This ability to combine specific functional elements out of optimized materials not only allows for very compact and low power components, but also through the intimate coupling of different elements, makes possible completely new functions. An example of this multi-platform architecture is found in the coherent optical communications domain where we intimately couple a passive interferometer with separate quadrature components carrying information and with photo detectors to turn a high speed optical signal into data-rich electrical signals for processing.

Hardware and firmware integration. We also sell our products as modules and subsystems which contain electronic hardware and firmware controls that interface directly with our customers’ systems. We design the electronic hardware and develop the firmware for our optical products to meet customer specifications.

Fabrication and manufacturing processes. We have developed expertise in the technology domains relevant to high-volume fabrication and manufacturing of our optoelectronic integrated circuit products using wafer-scale processes and including the complex interaction of electro-optic, thermal-optic and mechanical micro-thermal features. Our complex manufacturing steps are analogous to many processes used in the semiconductor industry. Each integrated element is tested and characterized using our proprietary test equipment before incorporation into our products.

Circuit design and design-for-manufacturing tools. We use a comprehensive set of proprietary as well as industry standard software design tools, to model relevant geometries, dimensions and thermal management for a broad range of photonic devices. With these tools, we develop products with minimal design iterations and manage precision manufacturing to a narrow range of high performance specifications.

Our Products

We develop and manufacture Transmitter Products, Receiver Products and Switch Products that are used in ultra-high speed digital optical communications, high speed switching and provisioning, and access connections for wireless and fiber-to-the-home communications networks. We combine our transmitter and receiver products into Transceiver modules. Our Switching Products, such as Multi-Cast Switches, are used primarily in ROADM nodes that dynamically and efficiently allocate bandwidth to adjust for fast changing traffic patterns and for provisioning software defined networks. Our products can be categorized into groups, including high speed products for ultra high speed 100G and beyond applications, including in coherent networks, and network products and solutions, for lower speed networks including Access, 10G networks and other telecom products.

High Speed Products: We produce transmitter and receiver products as well as switching products for 100G optical transmission applications over distances of 2 to 2,000 kilometers. All of our high speed 100G and beyond products are based on our Advanced Hybrid Photonic Integration technology. This technology supports encoding 100 gigabits or more per second of information for transmitting over a single channel and decoding the information at the receiver.

For long distance transport of 100 to 2,000 kilometers, we design and manufacture optical components for coherent systems, which manipulate light to encode ten times or more the amount of information in the same wavelength channel than is possible with traditional methods. This manipulation can only be accomplished using advanced photonic integration to intimately couple functional elements together. Our Coherent Products include Narrow Linewidth Tunable transmit and local oscillator lasers (NLW-ITLA), which generate the ultra-pure wavelength, or color, necessary for coherent transmission, and Integrated Coherent Receivers (ICRs), which decode the phase and polarization encoded coherent signal. We are developing new generations of Coherent Transmitters which combine the NLW-ITLA with an Indium Phosphide-based coherent modulator, with Gallium Arsenide drivers for the modulator.

For distances under 100 kilometers, we produce Externally Modulated Lasers (EMLs), Gallium Arsenide drivers for the EMLs, and Indium Phosphide receivers. In addition, we integrate these individual PICs to offer complete 100G optoelectronic transceiver modules.

We provide a proprietary switching solution for 100G coherent systems such as our Multi-Cast Switch (MCS) product line, which efficiently allocates bandwidth and signal routing. The Multi-Cast Switch provides scalable contentionless operation to achieve the highest traffic management efficiency, optimizing traffic flows in 100G coherent systems. Our MCS uses our PLC photonic integration platform and consists of a complex array of switches, waveguides, taps, crossings and other functional elements manufactured on Silicon wafers using standard semiconductor processing equipment.

Network Products and Solutions: We design and manufacture a broad range of products for optical communications networks and a variety of other applications, where the networks operate at speeds less than 100G. Many of these products provide high-bandwidth connections to base station antennas for mobile devices and to people and machines over fixed and wireless networks. As consumer connectivity speeds have increased through the transitions from 2G to 3G to 4G/LTE, the bandwidths necessary to aggregate and connect wireless traffic into the backbone network, including Mobile Backhaul, have also increased. We offer 10G EML lasers, laser drivers, modulator drivers, photodiode receivers, as well as complete transceiver modules, SFP+ modules and bidirectional transceiver modules designed with the necessary bandwidth for connecting 4G/LTE wireless base station antennas. Similarly, for wired connections, we design and manufacture Optical Line Terminal (OLT) transceivers for Fiber to the Home and Business in PON networks up to 10G data rates.

For applications under 100G, we also design and produce Switch Products which are manufactured using our Silicon wafer based waveguide integration platform. These products include Drop Modules used in current ROADM nodes.

In addition to products for fiber optic communications, we also sell products for test and measurement, instrumentation, industrial and research applications.

Our Infrastructure and Our Employees

We have product development and product sustaining engineering teams in Silicon Valley (San Jose and Fremont, California), Tokyo, Japan, and Shenzhen and Wuhan, China. In our Silicon Valley and Tokyo facilities we conduct PIC research, development and product roadmap definitions. In our Shenzhen facilities, we conduct new product development, manufacturing and process engineering, quality control, continuous improvement and cost reduction relating to product manufacturing, assembly and test. In our Wuhan, China and Ottawa, Canada facilities we conduct new product development.

We seek to establish and maintain proprietary rights in our technology and products through the use of patents, copyrights and trade secret laws. We have filed applications for patents to protect certain of our intellectual property in the U.S. and in other countries, including Australia, Canada, Japan, Korea, Hong Kong, China, Russia, India, Taiwan and several European Union countries. As of September 30, 2014, we had over 525 issued patents, expiring between 2014 and 2032, covering various aspects of our technologies.

We have manufacturing operations in the U.S., Japan and China. Our wafer fabrication operations are located in our San Jose and Fremont, California facilities, as well as in our Japan facilities, and include chip design, clean room fabrication, integration and related facilities for PICs. Our manufacturing, assembly and test operations are located in our Shenzhen and Dongguan, China facilities, and in Silicon Valley, California. In addition we are in the process of establishing manufacturing capability in Russia.

As of September 30, 2014, we had 2,533 employees and non-employee contractors, of which 262 were based in California, 2,147 in China, 108 in Japan, seven in Canada, five in Europe and the Middle East and four in Russia.

Recent Developments

Agreement to purchase tunable laser and transceiver product lines from EMCORE

In October 2014, we entered into an asset purchase agreement with EMCORE. Under the purchase agreement, we agreed to purchase certain assets and assume certain liabilities of EMCORE’s tunable laser and transceiver product lines for $17.5 million in total consideration, which is subject to certain adjustments for inventory, net accounts receivable, and pre-closing revenues. Purchase consideration would consist of $1.5 million in cash at closing with the balance to be paid pursuant to a promissory note with a two-year term. The principal amount due under the promissory note will be increased and decreased, as applicable, by an amount corresponding to any such adjustments. Completion of the transaction is subject to customary closing conditions and is expected by early January 2015.

2014 Stock Option and Stock Appreciation Rights Repricing Offer

On December 18, 2014, we completed an offer by us to certain of our current employees (or engaged as a consultant to us) to receive the opportunity to reduce the exercise price of certain outstanding eligible options or eligible stock appreciation rights to the closing trading price of our common stock on December 18, 2014, in exchange for such holders’ agreement to accept a new vesting schedule.

These stock options and stock appreciation rights covered an aggregate of 2,373,692 shares of our common stock, and had an aggregate value of $9,642,158 as of November 18, 2014, calculated based on a Black-Scholes option pricing model or a lattice-binomial pricing model. On December 18, 2014, options to purchase 1,948,990 shares of our common stock and stock appreciation rights to purchase 87,354 shares of our common stock were repriced in the repricing offer. The repriced eligible options and eligible stock appreciation rights had a grant date compensation cost, net of forecasted forfeitures, of $         million which included incremental compensation cost of             . A total of 457 of our employees and consultants participated in the exchange offer.

The new exercise price per share for each repriced eligible option or eligible stock appreciation right is $3.50. Each of the repriced eligible options or eligible stock appreciation rights is subject to a new vesting schedule as follows: 50% of the shares subject to such repriced eligible option or eligible stock appreciation right shall vest and become exercisable on January 1, 2016, and the remaining 50% shall vest and become exercisable in 12 equal monthly installments on each monthly anniversary thereafter, in each case subject to continued service with us or our subsidiaries on each applicable vesting; provided, however, that alternative vesting applies to certain eligible options or eligible stock appreciation rights if the expiration date of such eligible options or eligible stock appreciation rights is after January 30, 2016, but on or before January 1, 2017, or if the expiration date of such eligible options or eligible stock appreciation rights is prior to January 30, 2016, as described in detail in the offer materials filed with the SEC.

Short-term Borrowing Arrangement

In November 2014, our subsidiary in China entered into a second short-term advance financing agreement, under one of its line of credit facilities, to borrow $5.0 million against export sales to us as its parent company. This financing agreement bears interest at 2.33% per annum and service fees at 1.00% per annum. Interest, service fees and the principal are due in May 2015.

Update on Planned Expansion in the Russian Federation

In April 2012, we entered into a rights agreement with Open Joint Stock Company “RUSNANO”, one of our principal stockholders. Under the rights agreement, we agreed to make a $30.0 million investment commitment (the “Investment Commitment”) toward our Russian operations. The Investment Commitment can be partially satisfied by cash and/or non-cash investment inside or outside of Russia and/or by way of non-cash asset transfers.

We are currently required to satisfy the Investment Commitment by March 31, 2015. We intend to meet the Investment Commitment by March 31, 2015 if we can obtain Rusnano’s approval of our proposed transfer of non-cash assets in a timely manner. If we fail to meet the Investment Commitment by the deadline, including failure to meet the Investment Commitment because Rusnano does not approve the transfer of non-cash assets or for other reasons, we will be required to pay a $5.0 million penalty as the sole and exclusive remedy for damages and monetary relief available to Rusnano for failure to meet the Investment Commitment.

Separately, on December 18, 2014, we entered into a Commitment to file a Resale Registration Statement and Related Waiver of Registration Rights, whereby Rusnano waived its registration rights in connection with this offering, and we committed to file with the U.S. Securities and Exchange Commission a Resale Registration Statement covering the resale of all shares of the common stock held by Rusnano no later than 100 days following the pricing date of this offering; provided, however, that if the pricing date of this offering has not occurred by February 15, 2015, then we are obligated to file the Resale Registration Statement no later than April 15, 2015. Rusnano also waived its demand registration rights under the original rights agreement and has agreed to enter into a lock up agreement with us whereby it will agree not to sell any shares of our common stock, or engage in certain other transactions relating to our securities, for a period of 60 days from the filing date of the Resale Registration Statement.

Risk Factors

Our business is subject to numerous risks and uncertainties, such as those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, including:

•	We have a history of losses which may continue in the future.

•	We are under continuous pressure to reduce the prices of our products, which has affected, and may continue to adversely affect, our gross margins.

•	We are dependent on Huawei Technologies, Ciena, Alcatel-Lucent SA and our other key customers for a significant portion of our revenue and the loss of, or a significant reduction in orders from any of our key customers may reduce our revenue and adversely impact our results of operations.

•	If spending for communications networks does not continue to grow as expected, our business and financial results may suffer.

•	We are dependent on the continued growth in spending for communications networks.

•	We must continually achieve new design wins and enhance existing products or our business and future revenue may be harmed.

•	Failure to realize the anticipated benefits from our planned expansion in the Russian Federation may affect our future results of operations and financial condition.

•	We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

•	Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.

•	Our cost advantage from having our manufacturing and part of our research and development in China may diminish over time due to increasing labor costs, which could materially and adversely affect our operating results.

•	The concentration of our capital stock ownership with our principal stockholders, executive officers and directors and their affiliates will limit other stockholders’ ability to influence corporate matters.

Corporate Information

We were incorporated in October 1996 in the State of Delaware. Our principal executive offices are located at 2911 Zanker Road, San Jose, California 95134, USA, and our telephone number is +1 (408) 232-9200. Our website address is www.neophotonics.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock. We changed our name to NeoPhotonics Corporation in 2002 after having been incorporated as NanoGram Corporation.

Our name is a registered trademark of NeoPhotonics Corporation. This prospectus and the documents incorporated by reference in this prospectus contain additional trade names and trademarks of NeoPhotonics and of other companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We intend to use our net proceeds from this offering for working capital, to continue to expand our existing business and general corporate purposes, and to repay $5.5 million of our promissory note payable to EMCORE. Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of these net proceeds. See “Use of Proceeds” on page 25.

NYSE symbol	NPTN

The number of shares of our common stock to be outstanding after this offering is based on 32,522,714 shares of our common stock outstanding as of September 30, 2014, and assumes the issuance and sale of             shares of our common stock at an assumed public offering price of $             per share, which is the last reported sale price of our common stock, on the New York Stock Exchange on                     , 2015. The number of shares of our common stock to be outstanding after the closing of this offering excludes as of September 30, 2014:

•	stock options to purchase 3,735,404 shares of common stock with a weighted average exercise price of $5.94 per share before any impact of the pending completion of our tender offer;

•	667,525 shares of common stock issuable upon the vesting of restricted stock units;

•	2,379,312 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year;

•	345,489 shares of common stock reserved for future issuance under our 2011 equity inducement plan; and

•	warrants to purchase 4,482 shares of our common stock with an exercise price of $29.00 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional                 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus. The summary consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes.

We derived the consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2013 and 2014, the consolidated statements of operations data for each of the quarters in the year ended December 31, 2013 and the nine months ended September 30, 2014, and the consolidated balance sheet data as of September 30, 2014, are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such data. Our historical results are not necessarily indicative of our future results.

Consolidated Statements of Operations Data:

(in thousands, except percentages, share and per share data)	Years ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014
Revenue	$201,029	$245,423	$282,242	$207,867	$227,195
Gross profit	50,085	61,260	65,173	45,537	48,432
Total operating expenses	78,551	78,167	98,846	73,635	67,686
Loss from operations	(28,466)	(16,907)	(33,673)	(28,098)	(19,254)
Net loss attributable to NeoPhotonics Corporation common stockholders	(31,810)	(17,530)	(34,339)	(29,887)	(21,304)
Basic and diluted net loss per share attributable to NeoPhotonics Corporation common stockholders	$(1.42)	$(0.62)	$(1.11)	$(0.97)	$(0.67)
Weighted average shares used to compute basic and diluted net loss per share attributable to NeoPhotonics Corporation common stockholders	22,359,802	28,529,849	31,000,325	30,848,478	31,930,441
Percentage of revenue:
Gross margin	25%	25%	23%	22%	21%
Total operating expenses	39%	32%	35%	35%	30%
Loss from operations	(14)%	(7)%	(12)%	(14)%	(8)%

	Three months ended
(in thousands, except percentages, share and per share data)	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014
Revenue	$56,063	$74,990	$76,814	$74,375	$68,168	$77,451	$81,576
Gross profit	11,757	15,601	18,179	19,636	13,800	14,568	20,064
Total operating expenses	23,508	23,432	26,695	25,211	24,833	20,342	22,511
Loss from operations	(11,751)	(7,831)	(8,516)	(5,575)	(11,033)	(5,774)	(2,447)
Net loss attributable to NeoPhotonics Corporation common stockholders	(12,240)	(8,284)	(9,363)	(4,452)	(12,588)	(6,779)	(1,937)
Basic and diluted net loss per share	$(0.40)	$(0.27)	$(0.30)	$(0.14)	$(0.40)	$(0.21)	$(0.06)
Weighted average shares used to compute basic and diluted net loss per share	30,574,032	30,779,730	31,184,958	31,450,916	31,610,281	31,789,761	32,382,790
Percentage of revenue:
Gross margin	21%	21%	24%	26%	20%	19%	25%
Total operating expenses	42%	31%	35%	34%	36%	26%	28%
Operating margin	(21)%	(10)%	(11)%	(7)%	(16)%	(7)%	(3)%

Consolidated summary balance sheet data:

	September 30, 2014
(in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	$35,269	$
Restricted cash and investments, current and non-current	22,651
Working capital	95,238
Total assets	285,654
Total debt	46,323
Common stock and additional paid-in capital	454,189
Total stockholders’ equity	159,152

(1)	The as adjusted presentation reflects the sale by us of shares of our common stock in this offering at an assumed public offering price of $ per share, the closing price of our common stock on the New York Stock Exchange on , 2015, after deducting the underwriting discount and estimated offering expenses payable by us, and reflects the repayment of $5.5 million under our promissory note to EMCORE. See “Use of Proceeds.”

Non-GAAP Financial Measures

(in thousands, except percentages, share and per share data)	Years ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014
Non-GAAP gross profit	$51,705	$66,192	$73,356	$52,933	$52,631
Non-GAAP total operating expenses	74,116	69,892	84,827	61,609	65,393
Non-GAAP loss from operations	(22,411)	(3,700)	(11,471)	(8,676)	(12,762)
Non-GAAP net loss from continuing operations	(9,562)	(4,667)	(14,178)	(12,336)	(15,577)
Adjusted EBITDA	2,679	9,319	4,467	1,450	457

Basic and diluted non-GAAP net loss per share from continuing operations	$(0.43)	$(0.16)	$(0.46)	$(0.40)	$(0.49)

Weighted average shares used to compute basic and diluted non-GAAP net loss per share from continuing operations	22,359,802	28,529,849	31,000,325	30,848,478	31,930,441

Percentage of revenue:
Non-GAAP gross margin	26%	27%	26%	25%	23%
Non-GAAP total operating expenses	37%	28%	30%	30%	29%
Non-GAAP operating margin	(11)%	(2)%	(4)%	(4)%	(6)%

(in thousands, except percentages, share and per share data)	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014
Non-GAAP gross profit	$12,954	$18,847	$21,132	$20,423	$14,966	$16,074	$21,591
Non-GAAP total operating expenses	17,266	20,863	23,480	23,218	22,793	22,260	20,340
Non-GAAP (loss) income from operations	(4,312)	(2,016)	(2,348)	(2,795)	(7,827)	(6,186)	1,251
Non-GAAP net (loss) income from continuing operations	(5,256)	(3,846)	(3,234)	(1,842)	(9,506)	(7,489)	1,418
Adjusted EBITDA	(1,836)	1,363	1,923	3,017	(4,218)	(2,634)	7,309

Basic and diluted non-GAAP net (loss) income per share from continuing operations	$(0.17)	$(0.12)	$(0.10)	$(0.06)	$(0.30)	$(0.24)	$0.04

Weighted average shares used to compute non- GAAP basic net (loss) income per share from continuing operations	30,574,032	30,779,730	31,184,958	31,450,916	31,610,281	31,789,761	32,382,790

Weighted average shares used to compute non- GAAP diluted net (loss) income per share from continuing operations	30,574,032	30,779,730	31,184,958	31,450,916	31,610,281	31,789,761	32,700,055

Percentage of revenue:
Non-GAAP gross margin	23%	25%	28%	27%	22%	21%	26%
Non-GAAP total operating expenses	31%	28%	31%	31%	33%	29%	25%
Non-GAAP operating margin	(8)%	(3)%	(3)%	(4)%	(11)%	(8)%	2%

We believe that the use of non-GAAP gross profit, non-GAAP total operating expense, non-GAAP (loss) income from operations, non-GAAP net (loss) income from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, is helpful for investors in determining whether to invest in our common stock. In computing our non-GAAP financial measures, we exclude certain adjustments included under U.S. GAAP. Non-GAAP gross profit excludes the amortization of purchased intangibles, stock-based compensation expense, depreciation of acquisition-related fixed asset step-up, amortization of acquisition-related inventory step-up, acquisition-related costs and restructuring charges. Non-GAAP total operating expenses excludes these same items except for the amortization of acquisition-related inventory step-up. Additionally, it excludes goodwill impairment charges, adjustment to fair value of contingent consideration, gain on sale of shares of unconsolidated investee, net of direct costs and escrow settlement gain. Non-GAAP (loss) income from operations excludes these same items and amortization of acquisition-related inventory step-up. Non-GAAP net (loss) income from continuing operations excludes income from discontinued operations, deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock, accretion of redeemable convertible preferred stock and income tax effect of non-GAAP adjustments from net loss attributable to NeoPhotonics Corporation common stockholders, in addition to the same items excluded from the non-GAAP (loss) income from operations. Adjusted EBITDA excludes interest expense (income), net, provision for (benefit from) income taxes and depreciation expense, in addition to the same items excluded from non-GAAP net (loss) income from continuing operations.

We believe that excluding the above-mentioned adjustments helps investors compare our operating performance with our results in prior periods. We believe that it is appropriate to exclude these items as they are not necessarily indicative of ongoing operating performance and, therefore, limit comparability between periods and between us and similar companies. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-GAAP financial measures to evaluate the operating performance of our business and aid in the period-to-period comparability. We also use the non-GAAP financial measures for planning and forecasting and measuring results against the forecast and in certain cases for bonus targets for certain of our employees. Using several measures to evaluate the business allows us and investors to (1) assess our relative performance against our competitors and (2) ultimately monitor our capacity to generate returns for our stockholders.

The non-GAAP financial measures above include the non-GAAP adjustments that are summarized in the “Reconciliation of GAAP to non-GAAP Financial Measures” that follows.

Reconciliation of GAAP to non-GAAP Financial Measures

The non-GAAP financial measures in this prospectus are not presented in accordance with, nor are they a substitute for, U.S. generally accepted accounting principles or GAAP. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in this prospectus should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future.

The reconciliation between the GAAP and non-GAAP financial measures is as follows:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014
Gross profit	$50,085	$61,260	$65,173	$45,537	$48,432
Non-GAAP adjustments:
Amortization of purchased intangibles	598	2,472	2,543	1,938	2,137
Stock-based compensation expense	503	800	924	845	988
Depreciation of acquisition-related fixed asset step-up	292	1,512	1,120	912	783
Amortization of acquisition-related inventory step-up	215	—	2,897	3,073	—
Acquisition-related costs	12	148	—	—	—
Restructuring charges	—	—	699	628	291

Non-GAAP gross profit	$51,705	$66,192	$73,356	$52,933	$52,631

Total operating expenses	$78,551	$78,167	$98,846	$73,635	$67,686
Non-GAAP adjustments:
Amortization of purchased intangibles	(994)	(1,316)	(1,532)	(1,128)	(1,135)
Stock-based compensation expense	(2,605)	(3,977)	(4,812)	(3,420)	(3,824)
Depreciation of acquisition-related fixed asset step-up	(135)	(968)	(468)	(361)	(722)
Goodwill impairment charges	(13,106)	—	—	—	—
Acquisition-related costs	(1,414)	(2,500)	(5,406)	(5,317)	7
Restructuring charges	(1,297)	(68)	(775)	(774)	(505)
Adjustment to fair value of contingent consideration	1,287	554	(1,026)	(1,026)	—
Gain on sale of shares of unconsolidated investee, net of direct costs	13,829	—	—	—	—
Escrow settlement gain	—	—	—	—	3,886

Non-GAAP total operating expenses	$74,116	$69,892	$84,827	$61,609	$65,393

Loss from operations	$(28,466)	$(16,907)	$(33,673)	$(28,098)	$(19,254)
Non-GAAP adjustments:
Amortization of purchased intangibles	1,592	3,788	4,075	3,066	3,272
Stock-based compensation expense	3,108	4,777	5,736	4,265	4,812
Depreciation of acquisition-related fixed asset step-up	427	2,480	1,588	1,273	1,505
Amortization of acquisition-related inventory step-up	215	—	2,897	3,073	—
Goodwill impairment charges	13,106	—	—	—	—
Acquisition-related costs	1,426	2,648	5,406	5,317	(7)
Restructuring charges	1,297	68	1,474	1,402	796
Adjustment to fair value of contingent consideration	(1,287)	(554)	1,026	1,026	—
Gain on sale of shares of unconsolidated investee, net of direct costs	(13,829)	—	—	—	—
Escrow settlement gain	—	—	—	—	(3,886)

Non-GAAP loss from operations	$(22,411)	$(3,700)	$(11,471)	$(8,676)	$(12,762)

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014
Net loss attributable to NeoPhotonics Corporation common stockholders	$(31,810)	$(17,530)	$(34,339)	$(29,887)	$(21,304)
Non-GAAP adjustments:
Amortization of purchased intangibles	1,592	3,788	4,075	3,066	3,272
Stock-based compensation expense	3,108	4,777	5,736	4,265	4,812
Depreciation of acquisition-related fixed asset step-up	427	2,480	1,588	1,273	1,505
Amortization of acquisition-related inventory step-up	215	—	2,897	3,073	—
Goodwill impairment charges	13,106	—	—	—	—
Acquisition-related costs	1,426	2,648	5,406	5,317	(7)
Restructuring charges	1,297	68	1,474	1,402	796
Adjustment to fair value of contingent consideration	(1,287)	(554)	1,026	1,026	—
Gain on sale of shares of unconsolidated investee, net of direct costs	(13,829)	—	—	—	—
Escrow settlement gain	—	—	—	—	(3,886)
Income from discontinued operations	(636)	(142)	—	—	—
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	17,049	—	—	—	—
Accretion of redeemable convertible preferred stock	7	—	—	—	—
Income tax effect of non-GAAP adjustments	(227)	(202)	(2,041)	(1,871)	(765)

Non-GAAP net loss from continuing operations	$(9,562)	$(4,667)	$(14,178)	$(12,336)	$(15,577)

Net loss attributable to NeoPhotonics Corporation common stockholders	$(31,810)	$(17,530)	$(34,339)	$(29,887)	$(21,304)
Non-GAAP adjustments:
Amortization of purchased intangibles	1,592	3,788	4,075	3,066	3,272
Stock-based compensation expense	3,108	4,777	5,736	4,265	4,812
Depreciation of acquisition-related fixed asset step-up	427	2,480	1,588	1,273	1,505
Amortization of acquisition-related inventory step-up	215	—	2,897	3,073	—
Goodwill impairment charges	13,106	—	—	—	—
Acquisition-related costs	1,426	2,648	5,406	5,317	(7)
Restructuring charges	1,297	68	1,474	1,402	796
Adjustment to fair value of contingent consideration	(1,287)	(554)	1,026	1,026	—
Gain on sale of shares of unconsolidated investee, net of direct costs	(13,829)	—	—	—	—
Escrow settlement gain	—	—	—	—	(3,886)
Income from discontinued operations	(636)	(142)	—	—	—
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	17,049	—	—	—	—
Accretion of redeemable convertible preferred stock	7	—	—	—	—
Interest expense (income), net	15	(24)	648	487	782
Provision for income taxes	1,155	1,364	1,204	870	1,761
Depreciation expense	10,844	12,444	14,752	10,558	12,726

Adjusted EBITDA	$2,679	$9,319	$4,467	$1,450	$457

	Three months ended
(in thousands)	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014
Gross profit	$11,757	$15,601	$18,179	$19,636	$13,800	$14,568	$20,064
Non-GAAP adjustments:
Amortization of purchased intangibles	428	772	738	605	714	714	709
Stock-based compensation expense	243	131	471	79	330	455	203
Depreciation of acquisition-related fixed asset step-up	526	198	188	208	122	337	324
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—
Restructuring charges	—	—	628	71	—	—	291

Non-GAAP gross profit	$12,954	$18,847	$21,132	$20,423	$14,966	$16,074	$21,591

Total operating expenses	$23,508	$23,432	$26,695	$25,211	$24,833	$20,342	$22,511
Non-GAAP adjustments:
Amortization of purchased intangibles	(321)	(426)	(381)	(404)	(379)	(379)	(377)
Stock-based compensation expense	(959)	(1,342)	(1,119)	(1,392)	(1,571)	(1,268)	(985)
Depreciation of acquisition-related fixed asset step-up	(127)	(120)	(114)	(107)	(97)	(321)	(304)
Acquisition-related costs	(4,510)	(681)	(126)	(89)	7	—	—
Restructuring charges	(325)	—	(449)	(1)	—	—	(505)
Adjustment to fair value of contingent consideration	—	—	(1,026)	—	—	—	—
Escrow settlement gain	—	—	—	—	—	3,886	—

Non-GAAP total operating expenses	$17,266	$20,863	$23,480	$23,218	$22,793	$22,260	$20,340

Loss from operations	$(11,751)	$(7,831)	$(8,516)	$(5,575)	$(11,033)	$(5,774)	$(2,447)
Non-GAAP adjustments:
Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—
Acquisition-related costs	4,510	681	126	89	(7)	—	—
Restructuring charges	325	—	1,077	72	—	—	796
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—
Escrow settlement gain	—	—	—	—	—	(3,886)	—

Non-GAAP (loss) income from operations	$(4,312)	$(2,016)	$(2,348)	$(2,795)	$(7,827)	$(6,186)	$1,251

	Three months ended
(in thousands)	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014
Net loss attributable to NeoPhotonics Corporation common stockholders	$(12,240)	$(8,284)	$(9,363)	$(4,452)	$(12,588)	$(6,779)	$(1,937)
Non-GAAP adjustments:
Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—
Acquisition-related costs	4,510	681	126	89	(7)	—	—
Restructuring charges	325	—	1,077	72	—	—	796
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—
Escrow settlement gain	—	—	—	—	—	(3,886)	—
Income tax effect of non-GAAP adjustments	(455)	(1,377)	(39)	(170)	(124)	(298)	(343)

Non-GAAP net (loss) income from continuing operations	$(5,256)	$(3,846)	$(3,234)	$(1,842)	$(9,506)	$(7,489)	$1,418

Net loss attributable to NeoPhotonics Corporation common stockholders	$(12,240)	$(8,284)	$(9,363)	$(4,452)	$(12,588)	$(6,779)	$(1,937)
Non-GAAP adjustments:
Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—
Acquisition-related costs	4,510	681	126	89	(7)	—	—
Restructuring charges	325	—	1,077	72	—	—	796
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—
Escrow settlement gain	—	—	—	—	—	(3,886)	—
Interest expense, net	32	270	185	161	186	273	323
Provision for (benefit from) income taxes	183	(90)	777	334	762	97	902
Depreciation expense	2,750	3,652	4,156	4,194	4,216	4,187	4,323

Adjusted EBITDA	$(1,836)	$1,363	$1,923	$3,017	$(4,218)	$(2,634)	$7,309

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2014, as filed with the SEC on November 10, 2014, which is incorporated herein by reference in its entirety. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial also may affect our business, operating results, prospects or financial condition.

You should also carefully consider the following risk factors related to this offering:

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of our prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, sovereign debt or liquidity issues, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The concentration of our capital stock ownership with our executive officers and directors and their affiliates will limit other stockholders’ ability to influence corporate matters.

As of September 30, 2014, our executive officers and directors, and entities that are affiliated with them, beneficially own an aggregate of approximately 35.4% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, as a result, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. In addition, the terms of our revolving credit and term loan agreement with Comerica Bank and East-West Bank restrict our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after our public offering will ever exceed the price that you pay.

Because our public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The public offering price is substantially higher than the as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         per share in the price you pay for our common stock as compared to the as adjusted net tangible book value as of September 30, 2014. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock rights senior to those of common stock;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, we have been governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware since the completion of our initial public offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, in our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, including the information that we incorporate by reference, and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus and in the information that we incorporate by reference, including, without limitation, in conjunction with the forward-looking statements appearing elsewhere in this prospectus and in the information that we incorporate by reference.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering at an assumed public offering price of $         per share, the last reported sale price of our common stock on the New York Stock Exchange on                     , 2015, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use our net proceeds from this offering for working capital, to continue to expand our existing business and general corporate purposes. Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of these net proceeds. In connection with the planned closing of our acquisition of EMCORE’s tunable laser and transceiver product lines in January 2015, we will issue a promissory note in the amount of approximately $16 million; such promissory note will have a two-year term and will bear interest of 5% per annum for the first year and 13% per annum for the second year. If the amount of gross proceeds received in this offering is at least $15 million, we are required to prepay the principal of the note in an amount equal to $5.5 million. We also may use a portion of our net proceeds from this offering to acquire other complementary businesses, products, services or technologies, although we currently have no agreements or commitments relating to any material acquisitions. We may also use a portion of our net proceeds to repay a portion of our other outstanding indebtedness, but we currently have no commitments or specific plans to repay any particular indebtedness in advance of its maturity date. As of September 30, 2014, our outstanding short-term loans and long-term debt totaled $46.3 million with interest rates ranging from 1.50% to 7.00% and maturity dates ranging from October 2014 through June 2017. The repayment of our outstanding indebtedness may depend on the availability of future credit and the returns of alternative uses of the net proceeds compared to the interest rate charged by our lenders.

We also may use a portion of our net proceeds from this offering to pay the $5.0 million penalty to Rusnano if we do not meet the Investment Commitment.

Pending their use, we plan to invest the net proceeds to us from this offering in short term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Market for Common Equity

Our common stock began trading on the New York Stock Exchange on February 2, 2011, under the symbol “NPTN.” The table below sets forth the high and low intraday sales prices for our common stock for the periods indicated, as reported by the New York Stock Exchange:

	Price Per Share
	High	Low
Year Ended December 31, 2012
First quarter	$6.38	$4.50
Second quarter	5.50	3.92
Third quarter	6.08	4.67
Fourth quarter	5.99	4.90

Year Ended December 31, 2013
First quarter	$6.09	$4.79
Second quarter	8.81	4.75
Third quarter	9.77	6.20
Fourth quarter	7.98	5.31

Year Ending December 31, 2014
First quarter	$8.50	$6.37
Second quarter	8.20	3.75
Third quarter	4.20	2.20
Fourth quarter (through December 18, 2014)	3.58	2.26

The reported last sale price of our common stock on the New York Stock Exchange on December 18, 2014, was $3.50 per share. As of November  18, 2014, there were approximately 159 stockholders of record of our common stock.

DIVIDEND POLICY

To date, no dividends have been declared, accrued, paid or otherwise earned on our common stock or preferred stock and we do not expect to pay dividends on our common stock or preferred stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock or preferred stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. In addition, our revolving credit and term loan agreement with Comerica Bank and East-West Bank limits our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2014, on:

•	an actual basis; and

•	an as adjusted basis to reflect the sale by us of shares of common stock in this offering, at an assumed public offering price of $ per share, the last reported sale price of our common stock on the New York Stock Exchange on , 2015, after deducting the underwriting discount and estimated offering expenses payable by us, and to reflect the repayment of $5.5 million under our promissory note to EMCORE.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	September 30, 2014
(in thousands, except share and per share data)	Actual	As Adjusted
Cash and cash equivalents	$35,269	$

Long-term debt (including current portion)	$25,646	$

Stockholders’ equity:
Preferred stock, $0.0025 par value
Authorized, 10,000,000 shares; no shares issued and outstanding actual and as adjusted	—
Common stock, $0.0025 par value
Authorized 100,000,000 shares; issued and outstanding 32,522,714 shares actual, shares as adjusted	81
Additional paid-in capital	454,108
Accumulated other comprehensive income	8,689
Accumulated deficit	(303,726)

Total stockholders’ equity	159,152

Total capitalization	$184,798	$

The number of shares of common stock shown as issued and outstanding in the above table excludes as of September 30, 2014:

•	stock options to purchase 3,735,404 shares of common stock with a weighted average exercise price of $5.94 per share;

•	667,525 shares of common stock issuable upon the vesting of restricted stock units;

•	2,379,312 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year;

•	345,489 shares of common stock reserved for future issuance under our 2011 equity inducement plan; and

•	warrants to purchase 4,482 shares of our common stock with an exercise price of $29.00 per share.

DILUTION

Our net tangible book value as of September 30, 2014, was approximately $147.6 million, or $4.54 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2014. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of                 shares of our common stock in this offering, assuming a public offering price of $             per share, the last reported sale price of our common stock on the New York Stock Exchange on                     , 2015, and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2014, would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and immediate dilution of $             per share to investors purchasing our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Net tangible book value per share as of September 30, 2014, before giving effect to this offering	$4.54
Increase in net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

Each $0.10 increase or decrease in the assumed public offering price of $             per share, the last reported sale price of our common stock on the New York Stock Exchange on                     , 2015, would increase or decrease, respectively, the as adjusted net tangible book value per share after this offering by approximately $             per share and the dilution per share to investors in this offering by approximately $             per share, assuming the offer and sale by us of              shares by us and after deducting the underwriting discount and estimated offering expenses payable by us.

The foregoing discussion and table do not take into account further dilution to investors that could occur upon the exercise of the underwriters’ option to purchase up to an additional                  shares of our common stock within 30 days of the date of this prospectus. If the underwriters exercise in full their option to purchase                 additional shares of our common stock, assuming a public offering price of $             per share, the last reported sale price of our common stock on the New York Stock Exchange on                     , 2015, our net tangible book value on September 30, 2014, after giving effect to this offering, would have been approximately $             million, or approximately $             per share, representing an immediate dilution of $             per share to investors purchasing shares of common stock in this offering.

The above discussion and table do not take into account further dilution to investors purchasing our common stock in this offering that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering, or the vesting of outstanding restricted stock units. To the extent that outstanding options or warrants outstanding as of September 30, 2014, are exercised, restricted stock unit awards vest or other shares are issued, investors purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our common stock, including through the sale of securities convertible into or exchangeable or exercisable for common stock, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing our common stock in this offering.

The foregoing dilution calculations exclude as of September 30, 2014:

•	stock options to purchase 3,735,404 shares of common stock with a weighted average exercise price of $5.94 per share;

•	667,525 shares of common stock issuable upon the vesting of restricted stock units;

•	2,379,312 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year;

•	345,489 shares of common stock reserved for future issuance under our 2011 equity inducement plan; and

•	warrants to purchase 4,482 shares of our common stock with an exercise price of $29.00 per share.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2014, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage ownership information shown in the table below is based upon 32,522,714 shares of common stock outstanding as of September 30, 2014.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of shares to persons who possess sole or shared voting or investment power with respect to such shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after September 30, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person or entity, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise indicated below, the address of each person listed on the table is c/o NeoPhotonics Corporation, 2911 Zanker Road, San Jose, California 95134 USA.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% Stockholders:
Funds affiliated with Oak Investment Partners(1) 525 University Avenue, Suite 1300, Palo Alto, CA 94301	5,295,473	16.3%	5,295,473		%
Open Joint Stock Company “RUSNANO”(2) Prospect 60-letiya Oktyabrya 10a, 117036, Moscow, Russian Federation	4,972,905	15.3	4,972,905
Austin W. Marxe, David M. Greenhouse and Adam C. Stettner 527 Madison Avenue, Suite 2600, New York, NY 10022	2,208,656	6.8	2,208,656
Royce & Associates LLC 745 Fifth Avenue, New York, NY 10151	1,686,336	5.2	1,686,336
Funds affiliated with Draper Fisher Jurvetson(3) 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025	1,648,080	5.1	1,648,080
Funds affiliated with Masters Capital Management, LLC(4) 3060 Peachtree Road, Suite 1425, Atlanta, GA 95134	1,635,569	5.0	1,635,569

Named executive officers and directors:
Timothy S. Jenks(5)	531,089	1.6	531,089
Clyde R. Wallin(6)	18,500	*	18,500	*
Cal R. Hoagland	—	*	—	*
James D. Fay(6)	17,904	*	17,904	*
Benjamin L. Sitler(7)	190,831	*	190,831	*
Dr. Raymond Cheung(8)	127,575	*	127,575	*
Dr. Wupen Yuen(9)	155,926	*	155,926	*
Charles J. Abbe(10)	57,817	*	57,817	*
Dmitry Akhanov(11)	2,564	*	2,564	*
Bandel L. Carano(12)	5,325,222	16.4	5,325,222
Allan Kwan(13)	33,749	*	33,749	*
Rajiv Ramaswami(14)	7,321	*	7,321	*
Michael J. Sophie(15)	39,839	*	39,839	*
Lee Sen Ting(16)	37,839	*	37,839	*
All executive officers and directors as a group (14 people)(17)	6,546,176	20.1	6,546,176

*	Represents less than 1%.
(1)

Includes 1,622,872 shares beneficially owned by Oak Investment Partners IX, Limited Partnership (“Oak IX”); 17,291 shares beneficially owned by Oak IX Affiliates Fund, Limited Partnership (“Oak IX Affiliates”); 38,947 shares beneficially owned by Oak IX Affiliates Fund—A, Limited Partnership (“Oak IX Affiliates-A”); 3,460,256 shares beneficially owned by Oak Investment Partners X, Limited Partnership (“Oak X”); 55,552 shares beneficially owned by Oak X Affiliates Fund, Limited Partnership (“Oak X Affiliates”); and 100,555 shares beneficially owned by Oak Investment Partners XI, Limited Partnership (“Oak XI”). Each of these entities has sole voting and investment power with respect to the shares they beneficially own. Oak Associates IX, LLC is the general partner of Oak IX, Oak IX Affiliates, LLC is the general partner of each of Oak IX Affiliates and Oak IX Affiliates-A, Oak Associates X, LLC is the general partner of Oak X, Oak X Affiliates, LLC is the general partner of Oak X Affiliates, and Oak Associates XI, LLC is the general partner of Oak XI. As the general partner, these entities have shared voting and investment power over the shares held by the entity for which they are the general partner. Each of Bandel L. Carano (one of our directors), Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann

H. Lamont are managing members of each of the general partners described above, and are each deemed to have shared voting and investment power over the shares held by the various funds, and therefore the entire 5,295,473 shares.
(2)	Rusnano is an open joint stock company organized under the laws of the Russian Federation. The supervisory board of Rusnano has sole voting and investment power with respect to the shares beneficially owned by Rusnano. The Russian Federation owns 100% of Rusnano. Dmitry Akhanov, a member of our board of directors, has been the President and Chief Executive Officer of Rusnano USA, Inc., a U.S. subsidiary of Rusnano, but he disclaims beneficial ownership of these shares.
(3)	Includes 1,567,305 shares of common stock held by Draper Fisher Jurvetson Fund VII, L.P., 42,322 shares of common stock held by Draper Associates, L.P. and 22,847 shares of common stock held by Draper Fisher Jurvetson Partners VII, LLC. Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson are Managing Directors of the general partner entities of Draper Fisher Jurvetson Fund VII, L.P. and also Managing Members of Draper Fisher Jurvetson Partners VII, LLC, that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Associates, Inc. which is controlled by its President and majority shareholder, Timothy C. Draper. Timothy C. Draper and John H.N. Fisher are Managing Members of Draper Fisher Partners, LLC, that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. In addition, 15,606 shares of common stock are held by individuals and trusts affiliated with Draper Fisher Jurvetson.
(4)	The investing and voting power of the shares held by Masters Capital Management, LLC are held jointly with Michael Masters.
(5)	Includes 368,713 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014, and 162,376 shares of common stock.
(6)	Consists solely of shares of common stock.
(7)	Includes 122,633 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 68,198 shares of common stock.
(8)	Includes 115,541 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 12,034 shares of common stock.
(9)	Includes 130,545 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 25,381 shares of common stock.
(10)	Includes 14,727 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 43,090 shares of common stock.
(11)	Consists solely of shares of shares of common stock issuable upon the exercise of options exercisable within 60 days as of September 30, 2014. Although Mr. Akhanov has been the President and Chief Executive Officer of Rusnano USA, Inc., a U.S. subsidiary of Rusnano, he has no voting or dispositive power over any shares held by Rusnano.
(12)	Includes the shares of common stock detailed in Note (1) above held by the fund entities affiliated with Oak Investment Partners. Also includes 29,749 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014.
(13)	Consists solely of shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014. Although Mr. Kwan is a venture partner of Oak Investment Partners, he has no voting or dispositive power over any of our shares held by the fund entities affiliated with Oak Investment Partners.
(14)	Consists solely of shares of shares of common stock issuable upon the exercise of options exercisable within 60 days as of September 30, 2014.
(15)	Includes 36,749 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 3,090 shares of common stock.
(16)	Includes 34,749 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014 and 3,090 shares of common stock.
(17)	Includes (a) 5,649,136 shares held by the directors and executive officers and (b) 897,040 shares issuable pursuant to stock options exercisable within 60 days after September 30, 2014.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN (in the case of an individual), IRS Form W-8BEN-E (in the case of an entity), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to a “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Non-U.S. Holders may be required to periodically update their IRS Form W-8.

Gain on Disposition of our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “U.S. real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may also be subject to the a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we make on our common stock (whether or not the distribution represents taxable dividend income) including the amount of any dividends, the name and address of the recipient, and the amount, of any tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker provided, however, that no office of the same broker within the U.S. negotiated the sale or received instructions with respect to the sale from the payee. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules for their investment in our common stock.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual who is not a citizen of the United States and is also a nonresident (as specially defined for estate tax purposes) who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC is acting as representative of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC
Craig-Hallum Capital Group LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to             additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $             per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $            . We have also agreed to reimburse the underwriters for up to $                 of fees and expenses incurred by them in connection with this offering.

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. Our directors, officers and other stockholders, who collectively hold in the aggregate              shares of common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements for the year ended December 31, 2013, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the effectiveness of NeoPhotonics Corporation’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference, which reports express (1) an unqualified opinion on the December 31, 2013 consolidated financial statements and (2) an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2012, and for the two years in the period ended December 31, 2012, incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, any person to whom this prospectus is delivered may request copies of this prospectus and any related amendments or supplements or documents incorporated by reference, without charge, by written or telephonic request directed to Clyde R. Wallin, Senior Vice President and Chief Financial Officer, NeoPhotonics Corporation, 2911 Zanker Road, San Jose, California 95134; telephone: (408) 232-9200; E-mail: ray.wallin@neophotonics.com.

We maintain a website at www.neophotonics.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-35061):

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission, or SEC, on June 4, 2014;

•	our Quarterly Reports of Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on June 24, 2014, for the quarterly period ended June 30, 2014, filed with the SEC on August 8, 2014, and for the quarterly period ended September 30, 2014, filed with the SEC on November 10, 2014;

•	our definitive Proxy Statement for our 2014 Annual Meeting of Stockholders, filed with the SEC on June 19, 2014;

•	our Current Reports on Form 8-K, filed with the SEC on January 17, 2014, February 18, 2014, March 10, 2014, April 9, 2014 (other than under Item 2.02 and the related exhibit), May 7, 2014, May 20, 2014, May 30, 2014, August 4, 2014, October 14, 2014, and October 27, 2014 (other than under Item 2.02, Item 7.01 and the related exhibit); and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 28, 2011, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Clyde R. Wallin, Senior Vice President and Chief Financial Officer, NeoPhotonics Corporation, 2911 Zanker Road, San Jose, California 95134; telephone: (408) 232-9200; E-mail: ray.wallin@neophotonics.com.

You also may access these filings on our website at www.neophotonics.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

            Shares

Common Stock

PRELIMINARY PROSPECTUS

Needham & Company

Craig-Hallum Capital Group

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

Amount paid or to be paid
SEC registration fee		$4,410
FINRA filing fee		6,193
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

•	we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

•	the rights conferred in the bylaws are not exclusive.

Our policy is to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provide for certain additional procedural protections. We currently carry liability insurance for our directors and officers. At present, there is no pending litigation or proceeding involving one of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our directors and officers for certain liabilities under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

On April 27, 2012, the registrant entered into a share purchase agreement (the “Purchase Agreement”) with Open Joint Stock Company “RUSNANO”, an entity organized under the laws of the Russian Federation (“Rusnano”), pursuant to which the registrant agreed to sell and issue an aggregate of 4,972,905 shares of common stock at a purchase price of $8.00 per share for aggregate gross proceeds of approximately $39.8 million (the “Private Placement”). The closing of the Private Placement occurred on April 27, 2012. Immediately after the closing of the Private Placement, Rusnano owned approximately 16.7% of the issued and outstanding common stock of the registrant. The Purchase Agreement included representations, warranties and covenants customary for a transaction of this type. No underwriting discounts or commissions were paid in this transaction.

The securities sold were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. The issuance was made in reliance on Rule 506 promulgated under the Securities Act and was made without general solicitation or advertising. Rusnano represented that it is an accredited investor with access to information about the registrant sufficient to evaluate the investment and that the securities were being acquired without a view to distribution or resale in violation of the Securities Act. A Form D filing was made in accordance with the requirements of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules.

Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto incorporated by reference into the prospectus made part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 19th day of December, 2014.

NeoPhotonics Corporation

By:	/s/ Timothy S. Jenks
Timothy S. Jenks

President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitute and appoint Timothy S. Jenks and Clyde Raymond Wallin, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy S. Jenks Timothy S. Jenks	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 19, 2014

/s/ Clyde Raymond Wallin Clyde Raymond Wallin	Chief Financial Officer (Principal Financial and Accounting Officer)	December 19, 2014

/s/ Charles J. Abbe Charles J. Abbe	Director	December 19, 2014

/s/ Dmitry Akhanov Dmitry Akhanov	Director	December 19, 2014

/s/ Bandel L. Carano Bandel L. Carano	Director	December 19, 2014

Signature	Title	Date

/s/ Allan Kwan Allan Kwan	Director	December 19, 2014

/s/ Michael J. Sophie Michael J. Sophie	Director	December 19, 2014

/s/ Lee S. Ting Lee S. Ting	Director	December 19, 2014

/s/ Rajiv Ramaswami Rajiv Ramaswami	Director	December 19, 2014

EXHIBIT INDEX

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

1.1**	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger, dated as of September 29, 2011, by and among NeoPhotonics Corporation, Dulcimer Acquisition Corp., Santur and Shareholder Representative Services LLC, solely in its capacity as the Stockholder Representative.	Form 8-K	001-35061	2.1	October 18, 2011

2.2	Agreement and Plan of Demerger, dated as of January 18, 2013, by and among NeoPhotonics Corporation, LAPIS Semiconductor Co., Ltd., and NeoPhotonics Semiconductor GK.	Form 10-K	001-35061	2.2	March 15, 2013

2.3	Asset Purchase Agreement by and between NeoPhotonics Corporation and EMCORE Corporation, dated October 22, 2014.	Form 8-K	001-35061	10.1	October 27, 2014

3.1	Amended and Restated Certificate of Incorporation of NeoPhotonics Corporation.	Form 8-K	001-35061	3.1	February 10, 2011

3.2	Amended and Restated Bylaws of NeoPhotonics Corporation.	Form S-1	333-166096	3.4	November 22, 2010

4.1	Specimen Common Stock Certificate of NeoPhotonics Corporation.	Form S-1	333-166096	4.1	April 15, 2010

4.2	2008 Investors’ Rights Agreement by and between NeoPhotonics Corporation and the investors listed on Exhibit A thereto, dated May 14, 2008.	Form S-1	333-166096	4.2	April 15, 2010

4.3	Warrant to Purchase Common Stock by and between NeoPhotonics Corporation and Comerica Bank, dated December 20, 2007.	Form S-1	333-166096	4.3	April 15, 2010

4.4	Commitment to File Registration Statement and Related Waiver of Registration Rights by and between NeoPhotonics Corporation and Open Join Stock Company “RUSNANO” dated as of December 18, 2014.					X

5.1**	Opinion of Cooley LLP.

10.1	Form of Indemnification Agreement entered into by and between NeoPhotonics Corporation and each of its directors and officers.	Form S-1	333-166096	10.1	April 15, 2010

10.2	2004 Stock Option Plan, as amended, and related documents.	Form S-1	333-166096	10.2	April 15, 2010

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

10.3	2007 Stock Appreciation Grants Plan and related documents.	Form S-1	333-166096	10.3	April 15, 2010

10.4	2010 Equity Incentive Plan, as amended and forms of agreement thereunder.	Form S-8	333-189577	99.1	June 25, 2013

10.5	Amended and Restated Non-Employee Director compensation Policy of NeoPhotonics Corporation.	Form 10-Q	001-35061	10.2	August 8, 2013

10.6	2010 Employee Stock Purchase Plan.	Form S-1	333-166096	10.5	April 15, 2010

10.7	Lease by and between BRE/PCCP Orchard, LLC and NeoPhotonics Corporation, dated April 7, 1999 with the Summary of Basic Lease Terms and Addendum No. 1 to Lease, as amended by First Amendment to Lease dated November 22, 2002, the Second Amendment to Lease dated December 15, 2003, the Third Amendment to Lease dated March 13, 2007 and the Fourth Amendment to Lease dated May 28, 2010.	Form S-1	333-166096	10.6	July 23, 2010

10.8	First Lease Amendment by and between NeoPhotonics Corporation and Landlord as defined in the recitals thereto, dated May 21, 2013.	Form 10-Q	001-35061	10.3	August 8, 2013

10.9*	Maximum Comprehensive Credit Line Contract and Maximum Mortgage Contract by and between Agricultural Bank of China and NeoPhotonics (China) Co., Ltd. dated November 3, 2008 and December 25, 2008, respectively.	Form S-1	333-166096	10.9	April 15, 2010

10.12	2011 Executive Officer Cash Compensation Arrangements.	Form 10-Q	001-35061	10.2	August 11, 2011

10.13	Property Lease Contract between NeoPhotonics (China) Co., Ltd. and Dongguan Conrad Hi-Tech Park Ltd., dated May 13, 2011.	Form 10-Q	001-35061	10.3	November 10, 2011

10.14	Building Lease Agreement between NeoPhotonics Japan Godo Kaisha and Jones Lang Lasalle K.K., dated September 8, 2011.	Form 10-Q	001-35061	10.4	November 10, 2011

10.17	Employment Letter by and between NeoPhotonics Corporation and Timothy S. Jenks, dated March 30, 2010.	Form S-1	333-166096	10.17	April 15, 2010

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

10.18	Offer Letter by and between NeoPhotonics Corporation and Clyde R. Wallin, dated December 20, 2013.	Form 10-K	001-35061	10.18	June 4, 2014

10.19	Offer Letter by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated January 2, 2005.	Form S-1	333-166096	10.19	April 15, 2010

10.20*	Offer Letter by and between NeoPhotonics (China) Co., Ltd. and Chi Yue “Raymond” Cheung, dated August 14, 2007.	Form S-1	333-166096	10.20	April 15, 2010

10.21	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Timothy S. Jenks dated April 13, 2010.	Form S-1	333-166096	10.21	April 15, 2010

10.22	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and James D. Fay, dated April 13, 2010.	Form S-1	333-166096	10.22	April 15, 2010

10.23	Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated April 14, 2010.	Form S-1	333-166096	10.23	April 15, 2010

10.24	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated April 13, 2010.	Form S-1	333-166096	10.24	April 15, 2010

10.25	Offer Letter by and between NeoPhotonics Corporation and James D. Fay, dated March 9, 2007.	Form S-1	333-166096	10.18	April 15, 2010

10.29	Third Amendment To Loan And Security Agreement And Waiver And Consent by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011.	Form 10-Q	001-35061	10.5	November 10, 2011

10.30	Libor/Prime Referenced Rate Addendum To Loan And Security Agreement by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011.	Form 10-Q	001-35061	10.6	November 10, 2011

10.31	2011 Inducement Award Plan and related documents.	Form S-8	333-177306	99.1	October 13, 2011

10.32	Lease between Santur Corporation and 40915 Encyclopedia Circle, LLC, dated June 28, 2010.	Form 10-K	001-35061	10.35	March 30, 2012

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

10.33	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Timothy S. Jenks.	Form 10-Q	001-35061	10.1	May 10, 2012

10.34	Industrial Space Lease between Santur Corporation and The Kaye Building, LLC, dated March 7, 2001.	Form 10-K	001-35061	10.36	March 30, 2012

10.35	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Dr. Wupen Yuen.	Form 10-Q	001-35061	10.3	May 10, 2012

10.36	Consulting Agreement by and between FLG Partners, LLC. And NeoPhotonics corporation, dated August 29, 2013.	Form 10-Q	001-35061	10.1	April 9, 2014

10.37	Share Purchase Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”.	Form 8-K	001-35061	10.1	May 1, 2012

10.38	Rights Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”.	Form 8-K	001-35061	10.2	May 1, 2012

10.39	Lock-Up, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”.	Form 8-K	001-35061	10.3	May 1, 2012

10.40	2013 Executive Officer Bonus Program.	Form 10-Q	001-35061	10.3	April 9, 2014

10.41	Transition Agreement, dated August 29, 2013, by and between the Company and James D. Fay.	Form 10-Q	001-35061	10.2	April 9, 2014

10.42	Revolving Credit and Term Loan Agreement, dated March 21, 2013, by and among NeoPhotonics Corporation, Comerica Bank, as agent, and the lenders party thereto.	Form 8-K	001-35061	10.1	March 27, 2013

10.43*	Comprehensive Credit Extension Contract by and between China CITIC Bank Incorporated Company and NeoPhotonics (China) Co., Ltd. and NeoPhotonics Dongguan Co., Ltd. dated June 3, 2013.	Form 10-K	001-35061	10.43	June 4, 2014

10.44*	Maximum Amount Guarantee Contract by and between China CITIC Bank and NeoPhotonics (China) Co., Ltd. dated June 3, 2013.	Form 10-K	001-35061	10.44	June 4, 2014

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

10.45*	Supplementary Agreement by and between China CITIC Bank Co., Ltd and NeoPhotonics (China) Co., Ltd. and NeoPhotonics Dongguan Co., Ltd. dated June 3, 2013	Form 10-K	001-35061	10.45	June 4, 2014

10.46	First Amendment to Credit Agreement, dated January 16, 2014, by and among NeoPhotonics Corporation, Comerica Bank, as Agent, and the lenders party thereto.	Form 8-K	001-35061	10.1	January 17, 2014

10.47	Second Amendment to Credit Agreement, dated February 14, 2014, by and among NeoPhotonics Corporation, Comerica Bank, as Agent, and the lenders party thereto.	Form 8-K	001-35061	10.1	February 18, 2014

10.48	Third Amendment to Credit Agreement, dated March 6, 2014, by and among NeoPhotonics Corporation, Comerica Bank, as Agent, and the lenders party thereto.	Form 8-K	001-35061	10.1	March 10, 2014

10.49	Fourth Amendment to Credit Agreement, dated May 19, 2014, by and among NeoPhotonics Corporation, Comerica Bank, as Agent, and the lenders party thereto.	Form 8-K	001-35061	10.1	May 20, 2014

10.50	Severance Rights Agreement, dated January 6, 2014, by and between NeoPhotonics Corporation and Clyde R. Wallin.	Form 10-Q	001-35061	10.4	June 24, 2014

10.51	Credit Line Agreement, dated June 16, 2014, by and between NeoPhotonics (China) Co., Ltd. and Shanghai Pudong Development Bank Corporation, Shenzhen Branch.	Form 10-Q	001-35061	10.5	August 8, 2014

10.52	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated October 8, 2014.	Form 10-Q	001-35061	10.5	November 10, 2014

21.1	List of subsidiaries of NeoPhotonics Corporation.					X

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					X

Exhibit no.	Description of exhibit	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

23.3**	Consent of Cooley LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included on signature page).					X

*	Translation to English of an original Chinese document.
**	To be filed by amendment.